

April 23, 2010

By U.S. mail and facsimile to (330) 796-7506

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

>   **RE: The Goodyear Tire & Rubber Company**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 19, 2010**
>   **File No. 1-1927**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

General

1. We note from your disclosure on pages 2, 3, 5-6, 20, 22, and elsewhere that you continue to operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. As you know, those countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Iran, Syria, and Sudan since your letter to the staff dated August 24, 2006. Your response should describe any products, components, equipment, technology, software or services you have provided into any of those countries, directly or indirectly, since your letter dated August 24, 2006, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

2. Please discuss the materiality of any contacts with Cuba, Iran, Syria and Sudan that you describe in response to the foregoing comment, and whether those

contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Syria, and Sudan for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, and Sudan.

Management's Discussion and Analysis, page 28

Liquidity and Capital Resources, page 45

3. We have read your response to comment 3 in our letter dated April 1, 2010. Please revise future filings to address the following:
    - Disclose whether you believe your goods will constitute mostly essential or non-essential goods. Alternatively, disclose the percentage you believe represents essential goods and the percentage that represents non-essential goods. Disclose the exchange rate for both classifications.
    - Disclose the gross foreign currency exchange loss attributed to the Venezuelan operations, i.e., state the charge to be recognized in Other Expense as well as the tax-effected amount.

4. On page 20, you disclose that the Venezuelan currency restrictions may limit your ability to repatriate funds from Venezuela and could materially adversely affect your financial condition and liquidity. It is not clear from your response to prior comment 6 why you believe the disclosure of summarized financial information for your Venezuelan operations would not provide material and useful information to investors on your exposure to these risks. Please explain. Also, please tell us the amount of sales and operating income contributed by Goodyear Venezuela in 2009 and 2008 and the amount of their total assets, liabilities and net assets as of December 31, 2009.

Note 3. Other Expense, page 75

5. We have read your response to comment 8 in our letter dated April 1, 2010. Please tell us your consideration for why an impairment of the current

headquarters properties was not warranted prior to its sale in the second quarter of 2009. Refer to ASC 360-10-35-21.

<u>Exhibits 10(a), 10(b) and 10(h)</u>

6. We reissue prior comment nine. As previously requested, please file a complete execution copy of each agreement, including all schedules and exhibits, with your next Exchange Act report. To the extent that any schedule or exhibit contains confidential information, you may request confidential treatment of such information in accordance with Rule 24b-2 of the Exchange Act.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief